                                                              EXHIBIT 99.(A)(25)

        SECOND SUPPLEMENT TO THE OFFER TO PURCHASE DATED AUGUST 2, 1996

                            USS ACQUISITION CORP.,
                         A WHOLLY OWNED SUBSIDIARY OF

                      UNITED STATES SURGICAL CORPORATION
             HAS AMENDED ITS OFFER AND IS NOW OFFERING TO PURCHASE
                     UP TO AN AGGREGATE OF 973,174 SHARES
                                OF COMMON STOCK
          (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                                      OF
                              CIRCON CORPORATION

                                      AT

                             $14.50 NET PER SHARE

  THE OFFER, WITHDRAWAL RIGHTS AND THE PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JULY 14, 1997, UNLESS THE OFFER IS
                                   EXTENDED.

  THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE MINIMUM CONDITION, THE BUSINESS COMBINATION CONDITION OR THE RIGHTS CONDITION (EACH AS DEFINED IN THE FIRST SUPPLEMENT). SEE SECTION 9.

  ALL SHARES PREVIOUSLY TENDERED ARE BEING RETURNED TO THE TENDERING SHAREHOLDERS. ACCORDINGLY, ANY SHAREHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH SHAREHOLDER'S SHARES AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS MUST TENDER OR RETENDER SUCH SHAREHOLDER'S SHARES AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS FOLLOWING THE PROCEDURES SET FORTH HEREIN. SEE
SECTION 2.

                               ----------------

                     The Dealer Manager for the Offer is:

                             SALOMON BROTHERS INC

                               ----------------

June 16, 1997

                                   IMPORTANT

  PURCHASER (AS DEFINED HEREIN) IS CURRENTLY REVIEWING ITS OPTIONS WITH RESPECT TO THE OFFER AND MAY CONSIDER, AMONG OTHER THINGS, CHANGES TO THE MATERIAL TERMS OF THE OFFER. IN ADDITION, PARENT (AS DEFINED HEREIN) MAY MAKE A SECOND OFFER AT A $16.50 PRICE PER SHARE FOLLOWING THE PURCHASE OF SHARES (AS DEFINED HEREIN) PURSUANT TO THE OFFER (SEE INTRODUCTION AND SECTION 8 BELOW). PARENT AND PURCHASER INTEND TO SEEK TO NEGOTIATE WITH THE COMPANY (AS DEFINED HEREIN) WITH RESPECT TO THE ACQUISITION OF THE COMPANY BY PARENT OR PURCHASER. PARENT AND PURCHASER ARE ALSO CONSIDERING A PROXY CONTEST TO ELECT UP TO TWO DIRECTORS TO THE COMPANY'S BOARD AT THE COMPANY'S NEXT ANNUAL MEETING OF SHAREHOLDERS, BUT HAVE MADE NO DECISION IN THIS REGARD. THE COMPANY HAS NOT PUBLICLY ANNOUNCED THE DATE OF ITS 1997 ANNUAL MEETING OF SHAREHOLDERS.

  ALL SHARES PREVIOUSLY TENDERED ARE BEING RETURNED TO THE TENDERING SHAREHOLDERS. Accordingly, any shareholder desiring to tender or retender all or any portion of such shareholder's Shares (and, if applicable, Rights) must either (i) complete and sign the revised Letter of Transmittal delivered herewith (or any facsimiles of such Letter of Transmittal) in accordance with the instructions in such revised Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to such Letter of Transmittal, mail or deliver such Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary and either deliver the certificates for such Shares and, if separate, the certificates representing the Rights (as defined herein) to the Depositary along with such revised Letter of Transmittal (or a facsimile thereof) or deliver such Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 2 of the Offer to Purchase (as defined herein) prior to the expiration of the Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares (and, if applicable, Rights) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender or retender such Shares (and, if applicable, Rights).

  Any shareholder who desires to tender or retender Shares (and, if applicable, Rights) and whose certificates for such Shares (and, if applicable, Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, may tender or retender such Shares (and, if applicable, Rights) by following the procedures for guaranteed delivery set forth in Section 2 of the Offer to Purchase as supplemented by the First Supplement, this Second Supplement and the revised Notice of Guaranteed Delivery.

  Questions and requests for assistance may be directed to Salomon Brothers Inc, the Dealer Manager, or to Kissel-Blake Inc., the Information Agent, at their respective addresses and telephone numbers set forth on the back cover of this Second Supplement. Additional copies of the Offer to Purchase, the First Supplement, this Second Supplement, the revised Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Dealer Manager or from brokers, dealers, commercial banks and trust companies.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
INTRODUCTION...............................................................   1
THE AMENDED OFFER..........................................................   2
Section  1. Terms of the Offer; Proration; Expiration Date.................   2
Section  2. Procedures for Tendering Shares................................   3
Section  3. Price Range of Shares; Dividends...............................   3
Section  4. Certain Information Concerning the Company.....................   4
Section  5. Certain Information Concerning Parent and Purchaser............   5
Section  6. Source and Amount of Funds.....................................   5
Section  7. Background of the Offer since December 18, 1996................   6
Section  8. Purpose of the Offer; Plans for the Company....................   9
Section  9. Conditions of the Offer........................................   9
Section 10. Miscellaneous..................................................  10

To the Holders of Shares of Common Stock of CIRCON CORPORATION:

                                 INTRODUCTION

  The following information amends and supplements the Offer to Purchase, dated August 2, 1996 (the "Offer to Purchase"), as previously amended and supplemented by the Supplement to the Offer to Purchase, dated December 18, 1996 (the "First Supplement"), of USS Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation ("Parent"), pursuant to which Purchaser is offering to purchase shares of common stock, par value $.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"), together with the associated preferred share purchase rights (the "Rights") issued pursuant to the Preferred Shares Rights Agreement, dated as of August 14, 1996, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement").

  Pursuant to this Second Supplement to the Offer to Purchase (the "Second Supplement"), Purchaser is now offering to purchase up to an aggregate of 973,174 Shares at a price of $14.50 per Share (and Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the First Supplement and this Second Supplement, and in the revised Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer"). THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE MINIMUM CONDITION, THE BUSINESS COMBINATION CONDITION OR THE RIGHTS CONDITION (EACH AS DEFINED IN THE FIRST SUPPLEMENT). See Section 9. All references herein to Rights shall be deemed to include all benefits that may inure to shareholders of the Company or to holders of the Rights pursuant to the Rights Agreement and, unless the context otherwise requires, all references to Shares shall include the Rights.

  THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY ANNUAL OR OTHER MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND THE RULES AND REGULATIONS THEREUNDER.

  The purpose of the Offer is for Parent, through Purchaser, to add to its equity interest in the Company as the first step in a business combination of Parent and the Company. Following Purchaser's acceptance for payment of Shares and Rights in the Offer, Purchaser and Parent intend to seek to negotiate with the Company a definitive merger agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate a merger or similar business combination with Purchaser (the "Proposed Merger"). If such negotiations are unsuccessful, Parent intends to commence another tender offer (the "Second Offer") to purchase all outstanding Shares not owned by Purchaser at a price of $16.50 per Share, net to the seller in cash, without interest thereon, and otherwise upon essentially the same terms and subject to the same conditions set forth in the Offer to Purchase, as previously amended and supplemented by the First Supplement, in order to acquire control of, and the entire equity interest in, the Company. Although it is Purchaser's current intention to commence the Second Offer if negotiations with the Company are not successful, there can be no assurance as to whether Purchaser will in fact commence the Second Offer, the price that will be offered or ultimately paid in the Second Offer or as to whether the Second Offer will be consummated. The price to be paid in the Second Offer could be affected by, among other things, the extent, if any, to which Parent and Purchaser are able to obtain access to the books and records of the Company and negotiate a transaction with the Company and the Company's future operating performance.

  Parent and Purchaser intend to continue to seek to negotiate with the Company a definitive merger agreement with respect to the Proposed Merger. See Sections 11 and 12 of the Offer to Purchase, Section 7 of the First Supplement and Sections 7 and 8 of this Second Supplement.

  This Second Supplement should be read in conjunction with the Offer to Purchase and the First Supplement. Except as set forth in this Second Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the First Supplement remain applicable in all respects to the Offer. Terms used but not defined herein have the meanings set forth in the Offer to Purchase or the First Supplement.

  Based upon information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "Company 10-Q"), as of March 31, 1997, there were 13,243,448 Shares outstanding. U.S. Surgical currently owns 1,000,100 Shares, or approximately 7.6% of the outstanding Shares. Following consummation of the Offer U.S. Surgical will own 1,973,274 Shares, or 14.9% of the outstanding common stock, assuming at least 973,174 Shares are tendered into the Offer and not withdrawn.

  To the extent Purchaser determines that, as a result of the consummation of the Offer, Purchaser would beneficially own such number of the then outstanding Shares as would result in the occurrence of a Distribution Date (as defined in the First Supplement) or cause the Purchaser to become an Acquiring Person (as defined in the First Supplement), Purchaser reserves the right, in its sole discretion, to further amend the Offer to reduce the number of Shares sought in the Offer so that the number of Shares that Purchaser would own upon consummation thereof would represent such number of Shares then outstanding as would not result in the occurrence of a Distribution Date, or cause the Purchaser to become an Acquiring Person, at such time. Any such amendment would be made in compliance with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"). See Section 9.

  THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT AND THIS SECOND SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               THE AMENDED OFFER

  1. TERMS OF THE OFFER; PRORATION; EXPIRATION DATE. The discussion set forth in Section 1 of the Offer to Purchase and Section 1 of the First Supplement is hereby amended and supplemented as follows:

  The price per Share to be paid pursuant to the Offer has been decreased from $17.00 per Share to $14.50 per Share, net to the seller in cash and without interest thereon. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay the decreased price for up to an aggregate of 973,174 Shares which are validly tendered prior to the Expiration Date (as hereinafter defined) and not properly withdrawn. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, July 14, 1997, unless and until Purchaser, in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

  If more than 973,174 Shares are validly tendered prior to the Expiration Date and not properly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only 973,174 Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn. Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, Purchaser would not expect to be able to announce the final results of proration or pay for Shares until at least five Nasdaq National Market trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Information Agent and may also be able to obtain such preliminary information from their broker dealers, commercial banks or trust companies.

  2. PROCEDURES FOR TENDERING SHARES. The discussion set forth in Section 2 of the Offer to Purchase and Section 2 of the First Supplement is hereby amended and supplemented as follows:

  ALL SHARE CERTIFICATES TENDERED PRIOR TO THE DATE HEREOF PURSUANT TO PREVIOUSLY DELIVERED LETTERS OF TRANSMITTAL OR NOTICES OF GUARANTEED DELIVERY ARE BEING RETURNED TO THE TENDERING SHAREHOLDER (OR, IN THE CASE OF SHARES DELIVERED BY BOOK-ENTRY TRANSFER OF SUCH SHARES INTO THE DEPOSITARY'S ACCOUNT AT A BOOK-ENTRY TRANSFER FACILITY PURSUANT TO THE PROCEDURES SET FORTH IN
SECTION 2 OF THE OFFER TO PURCHASE, SUCH SHARES ARE BEING CREDITED TO AN ACCOUNT MAINTAINED AT THE APPROPRIATE BOOK-ENTRY TRANSFER FACILITY). ACCORDINGLY, THE REVISED LETTER OF TRANSMITTAL AND THE REVISED NOTICE OF GUARANTEED DELIVERY DISTRIBUTED WITH THIS SECOND SUPPLEMENT MUST BE USED TO TENDER OR RETENDER SHARES. By tendering Shares pursuant to the revised Letter of Transmittal or the revised Notice of Guaranteed Delivery tendering shareholders will be deemed to represent and warrant to Parent and Purchaser that, among other things, such tender of Shares complies with Rule 14e-4 under the Exchange Act.

  By executing a revised Letter of Transmittal, a tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder's proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares (including the Rights) tendered by such shareholder and accepted for payment by Purchaser (and any and all noncash dividends, distributions, rights, other Shares, or other securities issued or issuable in respect of such Shares on or after June 16, 1997). All such proxies shall be considered coupled with an interest in the tendered Shares or Rights. This appointment will be effective if, when, and only to the extent that, Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given. The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of the Company's shareholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for Shares (including Rights), Distributions (as defined in the revised Letter of Transmittal) or other securities to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

  ALL SHAREHOLDERS, INCLUDING SHAREHOLDERS WHO HAVE PREVIOUSLY TENDERED SHARES PURSUANT TO THE OFFER, MUST USE THE REVISED LETTER OF TRANSMITTAL AND THE REVISED NOTICE OF GUARANTEED DELIVERY DISTRIBUTED WITH THIS SECOND SUPPLEMENT TO TENDER OR RETENDER SHARES (INCLUDING RIGHTS).

  3. PRICE RANGE OF SHARES; DIVIDENDS. The discussion set forth in Section 6 of the Offer to Purchase and Section 3 of the First Supplement is hereby amended and supplemented as follows:

  As reported on the Dow Jones Historical Stock Quote Reporter Service, the high and low closing sale prices per Share on The Nasdaq National Market ("Nasdaq") for the Fourth Quarter of 1996 were $17 5/8 and $15 1/4, respectively. The high and low closing sale prices per Share on Nasdaq for the First

Quarter of 1997 were $15 5/8 and $13 3/8, respectively. The high and low closing sale prices per Share on Nasdaq for the Second Quarter of 1997 (through June 13, 1997) were $14 and $12 5/8, respectively. On June 13, 1997, the last full trading day prior to Parent's announcement that it was amending the terms of the Offer upon the terms set forth in this Second Supplement, the reported closing sale price per Share was $12 3/4. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

  4. CERTAIN INFORMATION CONCERNING THE COMPANY. The discussion set forth in
Section 8 of the Offer to Purchase and Section 4 of the First Supplement is hereby amended and supplemented as follows:

  Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Company 10-K") and the Company 10-Q. More comprehensive financial information is included in the Company 10-K, the Company 10-Q and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such information. The Company 10-K, the Company 10-Q and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth under "Available Information" in Section 8 of the Offer to Purchase.

                              CIRCON CORPORATION

                        SELECTED FINANCIAL INFORMATION
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                 FISCAL YEAR
                                           THREE MONTHS ENDED  ENDED DECEMBER
                                                MARCH 31,            31,
                                           ------------------- ---------------
                                             1997      1996    1996(1) 1995(2)
                                           --------- --------- ------- -------
INCOME STATEMENT DATA:
Net Sales................................. $    38.4 $    40.0 $153.8  $160.4
Gross Profit..............................      21.5      22.2   85.9    83.6
Income from Operations....................       2.0       3.6    6.7     3.8
Net Income (Loss).........................       0.8       1.7    2.1    (5.4)
Net Income (Loss) per Share...............      0.06      0.13   0.16   (0.41)
Weighted Average Shares Outstanding.......      13.7      13.1   13.3    13.2
BALANCE SHEET DATA:
Total Assets.............................. $   170.4 $   168.9 $169.1  $181.4
Total Debt................................      52.9      59.5   51.0    72.4
Total Shareholders' Equity................      99.3      89.5   98.9    87.2

--------
(1) The Company charged $3 million in 1996 for expenses related to the Offer and certain stockholder litigation. The Company recognized a $2 million non-recurring tax benefit in the second quarter in connection with the liquidation of Cabot Medical.
(2) In connection with the merger of the Company and Cabot, $13.4 million (pre-tax) of merger costs and non-recurring combination expenses were incurred and charged to expense in the third quarter of 1995. These costs include $8.4 million associated with the elimination of duplicative, excess, and obsolete inventories and related production equipment, and reorganizing and cross training the sales force, and $4.9 million of fees and other expenses specifically associated with the merger process.

  Company Information. The information concerning the Company contained in this Second Supplement has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although Parent and Purchaser do not have any knowledge that any such information is untrue, neither Parent nor Purchaser takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

  5. CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER. The discussion set forth in Section 9 of the Offer to Purchase and Section 5 of the First Supplement is hereby amended and supplemented as follows:

  Set forth below is certain selected consolidated financial information with respect to Parent and its subsidiaries excerpted or derived from the information contained in Parent's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Parent 10-K") and Parent's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "Parent 10-Q"). More comprehensive financial information is included in the Parent 10-K, Parent 10-Q and other documents filed by the Parent with the Commission, and the following summary is qualified in its entirety by reference to such information. The Parent 10-K, Parent 10-Q, and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth under "Available Information" in Section 8 of the Offer to Purchase.

                      UNITED STATES SURGICAL CORPORATION

                        SELECTED FINANCIAL INFORMATION
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                             THREE MONTHS
                                                 ENDED       FISCAL YEAR ENDED
                                               MARCH 31,       DECEMBER 31,
                                           ----------------- -----------------
                                             1997     1996     1996   1995(1)
                                           -------- -------- -------- --------
INCOME STATEMENT DATA:
Net Sales................................. $  284.6 $  266.0 $1,112.7 $1,022.3
Income before income taxes................     41.3     27.1    141.7     89.8
Net income................................     29.7     20.9    109.1     79.2
Net income per common share (primary and
 fully diluted)........................... $    .39 $    .28 $   1.48 $   1.05
Average number of common shares outstand-
 ing......................................     64.7     57.3     60.5     57.0
Dividends declared per common share....... $    .04 $    .02 $    .08 $    .08
BALANCE SHEET DATA:
Total Assets.............................. $1,522.1 $1,276.5 $1,514.8 $1,265.5
Long-Term Debt............................    147.3    260.3    142.4    256.5
Stockholders' Equity(2)...................  1,088.7    763.6  1,053.8    741.1

--------
(1) In the third quarter of 1995, Parent reached an agreement with respect to the settlement of all issues raised by the Internal Revenue Service in the examination of the Parent's income tax returns for the years 1984 through 1990. As a result of the agreement, Parent recognized a net credit to the tax provisions of $10 million ($.18 per common share) in the third quarter of 1995.
(2) Included in stockholders' equity was $191.5 million of convertible preferred stock which had liquidation value of $200.0 million.

  6. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 10 of the Offer to Purchase and Section 6 of the First Supplement is hereby amended and supplemented as follows:

  Purchaser estimates that the total amount of funds now required to acquire Shares pursuant to the Offer, the Second Offer and the Proposed Merger (in each case as amended and as described in this Second Supplement), and to pay all related costs and expenses will be approximately $230 million, of which up to approximately $15 million will be required to consummate the Offer and to pay costs and expenses related thereto. Purchaser plans to obtain all funds needed for the Offer, the Second Offer and the Proposed Merger through a capital contribution or loan from Parent.

  Parent plans to obtain the funds for such capital contribution or loan from its available cash and working capital and pursuant to one or more credit facilities as described in the First Supplement.

  7. BACKGROUND OF THE OFFER SINCE DECEMBER 18, 1996. The discussion set forth in Section 11 of the Offer to Purchase and Section 7 of the First Supplement is hereby amended and supplemented as follows:

  On February 14, 1997, Parent issued the following press release, announcing an extension of the Offer:

    NORWALK, Conn.--United States Surgical Corporation (NYSE:USS) announced today that it is extending its $17 per share cash tender offer for all the outstanding common shares of Circon Corporation (NASDAQ:CCON). The offer, which commenced on August 2, 1996, has been extended through 6:00 p.m., New York City time, June 16, 1997. As of 6:00 p.m., New York City time, on Thursday, February 13, 1997, 7,809,304 shares of Circon's outstanding common stock had been tendered under the terms of the offer. The 7,809,304 shares tendered, plus the 1,000,100 shares previously purchased by USS, represent 79% of the shares of Circon's common stock not owned by Circon's management and Board, based on their most recent 10-Q and proxy statements.

    Leon C. Hirsch, chairman, said, "Despite their promises, Circon's management delivered yet another quarter of poor results for its shareholders. Total sales and operating income (before non-recurring charges) in the fourth quarter were down from the comparable quarter in 1995, and were flat with the third quarter of 1996. Total sales for 1996 compared to 1995 decreased by 4% and operating income (before non-recurring charges) decreased by 24% year over year. Despite special charges of $13.4 million in 1995 related to the Cabot acquisition, Circon's management has been unable to turn its strategic plan into tangible operational improvements. Our offer continues to represent an excellent opportunity for Circon's shareholders and we are still very interested in meeting with Circon's management to discuss our proposal."

    United States Surgical Corporation is a diversified surgical products company specializing in technologies that improve patient care and lower health care costs.

  On February 14, 1997, the Company issued the following press release:

    SANTA BARBARA, CALIFORNIA (FEBRUARY 14, 1997)--Circon Corporation (NASDAQ-NMS: CCON) today responded to U.S. Surgical's fourth extension of its tender offer. "I strongly encourage U.S. Surgical to end this exercise in futility," Richard A. Auhll, chairman of the board, president and chief executive officer of Circon said. "Our Board has determined that U.S. Surgical's bid is entirely inadequate. This process has dragged on since early August. As evidenced by our recent earnings release, our strategic plan is on track. Our U.S. sales are recovering and our gross profit margin in the fourth quarter increased to a very healthy 56.6%. In 1997 we will see the savings from closing our Langhorne, PA facility. Furthermore, we are introducing new products and moving forward with our strategic plan which is well under way. We would like to get the U.S. Surgical distraction behind us."

    Circon is the leading U.S. supplier of products for minimally invasive urological and gynecological surgery, including such hardware products as endoscopes and video systems, and such disposable products as urological stents, laparoscopic suction-irrigation devices, and a wide variety of gynecological products.

  On June 11, 1997, Mr. Hirsch sent the following letter to Mr. Auhll:

Dear Richard:

    I am writing to request a meeting to discuss a possible negotiated transaction between our companies.

    My reason for making this request at this time is that your annual meeting of shareholders is approaching and, as we have publicly stated, we are considering running a slate of directors and presenting one or more proposals at the meeting. Before we all get embroiled in an election contest, I wanted to see if a meeting would be productive.

    I suggest a meeting with just the two of us at any location that is convenient for you. I propose that we keep this meeting confidential, subject only to any respective disclosure obligations we may have.

    We would seriously consider any information you can provide that shows greater value for Circon than our current bid. We are also prepared to discuss alternatives to an all cash transaction. While we have some concerns about your recent results, we are prepared to discuss these with you. In addition, there would be additional value to us from being able to do this transaction on a negotiated basis with the support and commitment of you, your management and Board. I truly believe that a transaction would bring great benefits to your shareholders, your management and employees, and your customers.

    Because a transaction offers such benefits for both our companies, we are determined to go the distance in pursuing a transaction. While, to date, you have been opposed to a transaction, the vast majority of your shareholders have repeatedly indicated their support. At the end of the day, we believe this support from shareholders will prevail.

    We are committed to exploring every avenue to doing this transaction on a friendly basis as this would be the preferred course for us, and we believe, for Circon.

    I look forward to hearing from you at your earliest convenience.

                                             Very truly yours,

                                             Leon C. Hirsch
                                             Chairman of the Board and Chief
                                              Executive Officer

   On June 12, 1997, Mr. Auhll sent the following letter to Mr. Hirsch:

Dear Leon:

  I am writing in response to your letter of June 11, 1997. We appreciate your interest in Circon. However, we remain committed to our strategic plan and wish to pursue our corporate goals independently.

                                          Sincerely,

                                          CIRCON CORPORATION

                                          RICHARD A. AUHLL
                                          President
                                          Chairman of the Board

  On June 16, 1997, Parent issued the following press release, announcing the amendment and supplement of the Offer:

  NORWALK, Conn.--United States Surgical Corporation (NYSE:USS) announced today that it has amended its cash tender offer to purchase common shares of Circon Corporation (NASDAQ:CCON). Under the amended offer, USS is now offering to purchase on a pro rata basis up to an aggregate of 973,174 shares at a reduced price of $14.50 per share in cash, which would bring its ownership to 14.9% of the outstanding Circon shares, the approximate maximum number of shares USS can purchase without triggering Circon's "poison pill."

  The offer and withdrawal rights expire at 12:00 midnight New York City time, July 14, 1997. The offer, as amended, is not conditioned upon any minimum number of shares being tendered. In addition, this offer is not subject to certain other conditions relating to the Delaware Business Combination Statute and Circon's poison pill.

  On August 2, 1996, USS commenced a tender offer to Circon shareholders at $18 per share, representing a premium of 83% over the average closing price of Circon's common stock during the previous ten trading days.

  Leon C. Hirsch, Chairman and CEO of USS, said, "With the passage of time, not only has Circon's management been unable to achieve better operating results, but Circon's performance continues to be below even historical levels. Based on its SEC filings and after adjustment for non recurring items, Circon's first quarter 1997 performance was well below that of first quarter 1996 with revenues down 4%, gross profit down 3% and operating income down 44%. When compared with Circon's fourth quarter 1996 results, revenues were flat. This performance demonstrates that Circon's management has been unable to deliver to their shareholders the turnaround it has been promising for almost a year. Moreover, management has strapped its shareholders with an even greater burden through the heavy expenditure of $3 million for defense-related charges."

  In response to USS' original offer, Circon directors installed anti-takeover provisions, including a poison pill and potentially costly golden parachutes, and stated that USS' $18 per share offer did not reflect Circon's long term value and that management needed additional time to implement its operating plan.

  On December 16, 1996, USS reduced its offer to $17 per share. In response, Circon shareholders tendered shares which, when added to the 1,000,100 shares owned by USS, represented approximately 79% of Circon's common stock not owned by Circon's management and Board, based on Circon's most recent 10-Q and proxy statements.

  Mr. Hirsch stated further, "Based upon results for the past three quarters, USS can no longer justify to its shareholders--absent the ability to review and discuss with Circon's management its operating plan--an offer of $17 per share. Therefore, after the expiration on July 14, 1997 of this tender offer, USS' present plans are to commence a new tender offer to purchase all outstanding common shares of Circon at $16.50 per share. At $16.50 per share, Circon has a price/earning ratio of over 180 times trailing twelve months' earnings. USS tender offer is the major reason for this huge multiple.

  "In addition to significantly increasing our investment in Circon we are considering a proxy contest to nominate two independent directors to Circon's Board. We believe this will deliver a clear message to Circon's management and the market that USS believes the immediate merger of these two synergistic companies is in the best interest of both companies and their respective shareholders. USS continues to be interested in meeting with Circon's management to give them an opportunity to demonstrate any additional value which should be considered in our offer."

  Kissel-Blake, Inc. (Toll Free 800-554-7733, or 212-344-6733) is USS'
Information Agent. Questions and requests for assistance regarding this tender offer may be directed to them.

  As of 5:00 p.m. New York City time on June 13, 1997 5,239,832 shares of Circon's outstanding common stock had been tendered to USS under the terms of the offer. The 5,289,832 shares tendered, plus the 1,000,100 shares previously purchased by USS, represent approximately 55% of the shares of Circon's common stock not owned by Circon's management and Board, based on their most recent 10-K and 10-Q.

  United States Surgical Corporation is a diversified surgical products company specializing in minimally invasive technologies that improve patient care and lower health care costs.

  8. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY. The discussion set forth in
Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

  The purpose of the Offer is for Parent, through Purchaser, to add to its equity interest in the Company as the first step in a business combination of Parent and the Company. Following Purchaser's acceptance for payment of Shares in the Offer, Purchaser and Parent intend to seek to negotiate with the Company a definitive merger agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate the Proposed Merger with Purchaser. If such negotiations are unsuccessful, Parent intends to commence the Second Offer to purchase all outstanding Shares not owned by Purchaser at a price of $16.50 per Share, net to the seller in cash, without interest thereon, and otherwise upon essentially the same terms and subject to the same conditions set forth in the Offer to Purchase, as previously amended and supplemented by the First Supplement, including there being validly tendered and not properly withdrawn prior to the expiration thereof a number of Shares which, together with Shares then owned by Parent or Purchaser, constitute at least 67% of the Shares outstanding on a fully diluted basis. The Second Offer would also be subject to the Business Combination Condition and the Rights Condition. Although it is Purchaser's current intention to commence the Second Offer if negotiations with the Company are not successful, there can be no assurance as to whether Purchaser will in fact commence the Second Offer, the price that will be offered or ultimately paid in the Second Offer or as to whether the Second Offer will be consummated. The price to be paid in the Second Offer could be affected by, among other things, the extent, if any, to which Parent and Purchaser are able to obtain access to the books and records of the Company and negotiate a transaction with the Company and the Company's future operating performance.

  In furtherance of its efforts to acquire control of, and the entire equity interest in, the Company, Parent is considering a proxy contest and may solicit proxies for the Company's 1997 Annual Meeting of Shareholders seeking to elect up to two directors proposed by Parent to the Company Board. The Company has not publicly announced the date for its 1997 Annual Meeting of Shareholders.

  THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY ANNUAL OR OTHER MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14 (A) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS THEREUNDER.

  9. CONDITIONS OF THE OFFER. The discussion set forth in Section 14 of the Offer to Purchase and Section 8 of the First Supplement is hereby amended and supplemented as follows:

  Purchaser has eliminated the Minimum Condition, the Business Combination Condition and the Rights Condition to the Offer. However, to the extent Purchaser determines that, as a result of the consummation of the Offer, Purchaser would beneficially own such number of the then outstanding Shares as would result in the occurrence of a Distribution Date, or cause the Purchaser to become an Acquiring Person, Purchaser reserves the right, in its sole discretion, to further amend the Offer to reduce the number of Shares sought in the Offer so that the number of Shares that Purchaser would own upon consummation thereof would represent such number of Shares then outstanding as would not result in the occurrence of a Distribution Date, or cause Purchaser to become an Acquiring Person, at such time. Such amendment to the Offer could be required in the event the Company amends the

Rights Agreement, changes its capitalization by way of a recapitalization or takes certain other actions in respect of the Shares. Any such amendment would be made in compliance with applicable rules and regulations of the Commission.

  10. MISCELLANEOUS. Parent and Purchaser have filed with the Commission amendments to the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The
Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in
Section 8 of the Offer to Purchase (except that they may not be available at the regional offices of the Commission).

                                          USS ACQUISITION CORP.

June 16, 1997

  Only the revised Letter of Transmittal included herewith and the revised Notice of Guaranteed Delivery, if applicable, properly completed and duly signed (or facsimile copies), will be accepted. Any such Letter of Transmittal, Notice of Guaranteed Delivery, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       THE DEPOSITARY FOR THE OFFER IS:

                    First Chicago Trust Company of New York

         By Mail:                  By Hand:            By Overnight Courier:
                             Tenders & Exchanges         Tender & Exchanges
    Tender & Exchanges     c/o The Depository Trust        14 Wall Street
 P.O. Box 2569-Suite 4660          Company            Suite 4680-8th Floor-CIR
 Jersey City, New Jersey   55 Water Street, DTC TAD   New York, New York 10005
        07303-2569        Vietnam Veterans Memorial
                                    Plaza
                           New York, New York 10041

                                 By Facsimile
                                Transmission:
                                (201) 222-4720
                                      or
                                (201) 222-4721

                          Confirm Receipt of Notice
                          of Guaranteed Delivery by
                                  Telephone
                                (201) 222-4707

  Questions and requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective addresses or telephone numbers set forth below. Additional copies of the Offer to Purchase, the First Supplement or this Second Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be obtained from the Information Agent or the Dealer Manager as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           [LOGO] KISSEL BLAKE INC.

                                110 Wall Street
                              New York, NY 10005
                         Call Toll-Free (800) 554-7733
                 Brokers and Banks, please call (212) 344-6733

                     The Dealer Manager for the Offer is:

                             SALOMON BROTHERS INC

                           Seven World Trade Center
                           New York, New York 10048
                         (212) 783-7292 (Call Collect)